

05037779



.....__ATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42701

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/04** AND ENDING **12/31/04**
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bley InvestmentsGroup, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 S. Hulen Street, Suite 519
                                  (No. and Street)

Fort Worth	**TX**	**76109**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Bley   **817-732-2442**
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Walton Group, LLC
                        (Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300	**Fort Worth**	**TX**	**76109**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Laura Bley** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Bley Investment Group, Inc.** , as of **December 31** , 20 **04** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bley Investment Group, Inc.

Financial Statements and Supplemental
Schedules Required by the Securities
and Exchange Commission

For the Year Ended December 31, 2004
and
Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

THE WALTON GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bley Investment Group, Inc.
Fort Worth, Texas

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Bley Investment Group, Inc. (the Company) as of December 31, 2004, and the related statements of income (loss) and other comprehensive income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, reconciliation of Company's computation of allowable net capital, exemptive provisions under rule 15c3-3, and statement of changes in liabilities subordinated to claims of general creditors are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

THE WALTON GROUP, LLC
February 17, 2005

Bley Investment Group, Inc.
Statement of Financial Condition for Noncarrying, Nonclearing and Certain other Brokers or Dealers
December 31, 2004

Assets

Current assets:	
Cash	$ 52,668
Clearing account	50,000
Accounts receivable from broker dealers	33,738
Other receivables (Note 9)	26,278
Deferred tax asset (Notes 2 and 4)	924
Other assets	10,381
Total current assets	173,989
Investments (Note 2)	27,582
Property, plant and equipment-net of accumulated depreciation (Note 3)	13,260
Total assets	$ 214,831

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable	$ 1,000
Accrued expenses	7,437
Federal income taxes payable (Note 4)	12,445
Total current liabilities	20,882
Deferred tax liability (Note 4)	544
Commitments and contingencies (Note 7)	-
Total liabilities	21,426

Stockholder's equity:	
Common stock $.001 par value, 1,000,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	134,631
Accumulated other comprehensive loss: Unrealized loss on marketable securities, net of tax (Note 2)	(5,236)
Retained earnings	63,010
Total stockholder's equity	193,405
Total liabilities and stockholder's equity	$ 214,831

The accompanying notes form an integral part of these financial statements.

(1)

Bley Investment Group, Inc.
Statement of Income (Loss) and Other Comprehensive Income
For the Year Ended December 31, 2004

Revenue

Commissions	$ 622,886
Advisory fee income	829
Interest income	9,647
Total revenue	633,362

Expenses

Salaries and other employment costs for voting stockholder officers (Note 8)	197,850
Other employee compensation and benefits (Note 8)	125,706
Clearing fees	41,644
Interest expense	17
Regulatory fees and expenses	15,552
Other expenses (Notes 3 and 7)	206,190
Total expenses	586,959

Net income before Federal income taxes and other comprehensive income (loss)	46,403
Provision for Federal income taxes (Note 4)	(12,425)
Net income before other comprehensive income	33,978
Other comprehensive income, net of tax:	
Unrealized gain on marketable securities (Note 2)	1,776
Total comprehensive income	$ 35,754

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2004

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
	Shares	Amount				
January 1, 2004	1,000,000	$ 1,000	$ 134,631	$ (7,012)	$ 29,032	$ 157,651
Net income	-	-	-	-	33,978	33,978
Comprehensive income: Unrealized gain on marketable securities, net of tax	-	-	-	1,776	-	1,776
December 31, 2004	1,000,000	$ 1,000	$ 134,631	$ (5,236)	$ 63,010	$ 193,405

The accompanying notes form an integral part of these financial statements.

Bley Investment Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash generated from operations	$ 620,511
Cash expended on operations and employees	(589,037)
Cash provided by operating activities	31,474
CASH FLOWS FROM FINANCING ACTIVITIES	-
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of equipment	(6,197)
Investment activity	(104)
Cash used by investing activities	(6,301)
Increase in cash	25,173
Cash, January 1, 2004	27,495
Cash, December 31, 2004	$ 52,668
Reconciliation of net income before other comprehensive income to cash provided by operating activities:	
Net income before other comprehensive income	$ 33,978
Adjustments:	
Depreciation	4,905
Balance sheet accounts:	
Increase in receivables	(12,851)
Increase in other assets	(7,413)
Decrease in accounts payable	(330)
Increase in accrued expenses	5,172
Decrease in deferred tax liability	(20)
Increase in Federal income taxes payable	8,033
Cash provided by operating activities	$ 31,474

The accompanying notes form an integral part of these financial statements.

(1) <u>Organization and Summary of Significant Accounting Policies</u>

   (a)   <u>Nature of Operations</u>

         The Company was incorporated to conduct business as a dealer with the Securities and Exchange Commission (SEC) under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made. Security transactions (and related commission revenue and expense) are recorded on a trade-date basis.

         The Company conducts its business primarily with customers throughout the United States.

   (b)   <u>Net Capital Requirements</u>

         The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires the maintenance of a certain ratio of aggregate indebtedness to net capital, both as defined.

   (c)   <u>Income Taxes</u>

         The Company provides for Federal income taxes currently payable, and deferred income taxes resulting from temporary differences in the carrying value of assets and liabilities for financial reporting and Federal income tax reporting.

         If it is anticipated that any portion of a deferred tax asset will not be realized, a valuation allowance is recognized.

   (d)   <u>Accounts Receivable</u>

         Accounts receivable consists primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

   (e)   <u>Cash Flows</u>

         For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(Continued)

(1) <u>Organization and Summary of Significant Accounting Policies (Continued)</u>

    (f)   <u>Common Stock</u>

            The Company is authorized to issue 1,000,000 common shares of $.001 par value stock of which 1,000,000 shares are issued and outstanding.

    (g)   <u>Use of Estimates</u>

            The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

    (h)   <u>Investments in Securities</u>

            The Company's investments in securities are classified as available-for-sale securities. The unrealized gains and losses, net of related deferred income taxes, are reported as a separate component of stockholder's equity. The realized gain or loss on the sale of securities is calculated using the average cost method.

    (i)   <u>Concentrations of Credit Risk</u>

            Concentrations of credit risk consists of cash, accounts receivable and securities. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relate to commissions earned primarily from the sale of investment products and mutual funds. The Company has not experienced problems in collecting commissions due from these entities. The Company's risk in investments is limited to the cost of the investment.

(2) <u>Investments in Securities and Warrants</u>

Investments in securities and warrants at December 31, 2004 consisted of the following:

	Cost	Carrying Value
The NASDAQ Stock Market, Inc. – 300 warrants	$ 3,300	$ 3,300
The NASDAQ Stock Market, Inc. – 2,200 shares	28,600	22,440
Miscellaneous securities	1,842	1,842
	$ 33,742	$ 27,582

(2)   Investments in Securities and Warrants (Continued)

During a prior year, the Company invested $3,300 in stock warrants of NASDAQ Stock Market, Inc., of which there is currently no market to dispose of the securities; accordingly, the investment is recorded at cost in the accompanying financial statements.

Other marketable securities are classified as available-for-sale, and are carried at market value. Unrealized appreciation (devaluation) relating to the investments as of December 31, 2004 is shown as a separate component of stockholder's equity in the accompanying financial statements, net of the effect of deferred income taxes.

The change in unrealized appreciation (devaluation) for the year ended December 31, 2004 is as follows:

Unrealized devaluation at January 1, 2004	$ (8,250)
Unrealized devaluation during 2004	2,090
Unrealized devaluation at December 31, 2004	$ (6,160)

The $6,160 in unrealized devaluation is recorded in the accompanying financial statements in the following captions:

Deferred income tax asset	$ 924
Stockholder's equity:	
Accumulated other comprehensive loss	5,236
	$ 6,160

(3)   Property, Plant and Equipment

Property, plant and equipment is composed of the following:

Furniture and fixtures	$ 8,697
Office equipment	22,056
	30,753
Less: accumulated depreciation	(17,493)
	$ 13,260

Depreciation is provided on the straight-line method over the estimated useful lives of the related assets - generally 7 years for furniture and equipment, and 5 years for office equipment. Depreciation recorded in the accompanying financial statements is $4,905, and was included in other expenses. Major improvements significantly extending the useful lives of the assets are capitalized, while expenditures which do not improve or extend the useful lives of the respective assets are expensed currently.

(Continued)

Bley Investment Group, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2004

(4) Income Taxes

The provision for Federal income taxes in the accompanying financial statements is as follows:

Current expense	$ 12,445
Deferred benefit	(20)
Net tax expense	$ 12,425

The Company's deferred tax liability is the result of temporary differences in the book and tax basis of property, plant and equipment. The deferred tax accounts as of December 31, 2004 are as follows:

Asset – unrealized loss on marketable securities-see also Note 2	$ 924
Liability – property, plant and equipment	$ 544

(5) Possession or Control Requirements

The Company, by policy, does not maintain possession or control of customer funds or securities.

(6) Subordinated Liabilities

There were no liabilities which were subordinated to claims of general creditors at December 31, 2004.

(7) Commitments and Contingencies

The Company leases office space under a long-term non-cancellable operating lease. Future minimum lease payments subsequent to December 31, 2004 are:

2005	$ 27,832
2006	27,832
2007	11,597
	$ 67,261

Rent expense incurred under operating leases totaled $23,830 for the year ended December 31, 2004, and was included as a component of other expenses in the accompanying financial statements.

(8) Retirement Plan

The Company has established a Savings Incentive Match Plan for Employees of Small Employers (the Plan). The Plan covers all employees who are reasonably expected to receive compensation amounts as required by the Internal Revenue Code, in a calendar year. The Company will contribute a matching contribution up to 3% of the employee's compensation for the year, not to exceed the employee's contribution to the Plan. For the year ended December 31, 2004, the Company contributed approximately $6,195 to the Plan.

(Continued)

(9)   <u>Related Party Transactions</u>

During the year ended December 31, 2004, the Company billed the sole stockholder, Fourmost Marketing, Inc., approximately $44,278 in consulting fees. Of that amount, $18,000 was received during the year. The remaining balance of $26,278 was recorded in other receivables in the accompanying financial statements.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities and Exchange Act of 1934

As of and For the Year Ended

December 31, 2004

Bley Investment Group, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and For the Year Ended December 31, 2004

Computation of Net Capital

Total stockholders' equity	$ 193,405
Non-allowable assets:	
Investments in marketable securities	27,582
Property, furniture and equipment, net	13,260
Certain receivables	60,016
Other assets	10,381
	111,239
Haircuts	261
Total deductions from net capital	111,500
Net allowable capital	$ 81,905

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 562
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement	$ 50,000
Excess net capital	$ 31,905

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 20,882
Percentage of aggregate indebtedness to net allowable capital	25%

Reconciliation of Company's Computation of Allowable Net Capital

Net allowable capital – As reported in Company's unaudited FOCUS report	$ 117,566
Net Company and audit adjustments	(35,661)
Adjusted net allowable capital, per audited financial statements	$ 81,905

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through other broker-dealers on a fully disclosed basis. The names of the clearing firms are Pershing and CAPIS.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims January 1, 2004	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2004	$ -

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2004

THE WALTON GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Bley Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bley Investment Group, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

THE WALTON GROUP, LLC
February 17, 2005